Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Financial Statements
For The Three and Six Months Ended June 30, 2005
(expressed in Canadian dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis, prepared as of July 31, 2005, provides information that management believes is relevant to an assessment and understanding of the Company’s interim consolidated financial condition as at June 30, 2005 and the results of its operations and cash flows for the three-month and six-month periods then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the Company’s December 2004 annual audited consolidated financial statements, including the notes thereto, which are prepared in accordance with generally accepted accounting principles in Canada.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This discussion and analysis may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF THE BUSINESS AND SUMMARY OF RECENT ACTIVITIES

Viceroy Exploration Ltd (“Viceroy” or the “Company”) is a natural resource exploration stage company with five 100% owned gold exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three zones of mineralization. A previously reported independent resource estimate of the three main zones of approximately 1.4 million ounces measured and indicated and 0.6 million ounces inferred has been identified in an updated technical report prepared by a qualified person which report was SEDAR filed December 8, 2004.

The Company believes that positive results from the ongoing second phase drill program which began in December 2004 have the potential to convert existing inferred resources to measured and indicated and to expand the current resource base. Progress of the drill program is behind plan due in part to rig availability. A regional exploration program is also being carried out within the Gualcamayo property. In 2004, the Company farmed-out another of its properties, Las Flechas, on which exploration is progressing.

Following completion of a 5,750,000 common share Bought Deal Financing on July 5, 2005 at $3.25 per share which netted the Company $17,216,250 after commission and estimated expenses of issue, Viceroy has in excess of $28.6 million in cash and cash equivalents, substantially all of which is available as working capital, to advance the Gualcamayo project. The deferred charges of $307,938 on the balance sheet as at June 30, 2005 are expenses incurred in connection with the financing which completed July 5, 2005 and will be netted against the proceeds received and recorded as capital stock in July 2005.

Effective June 1, 2005, consulting service arrangements with three officers were amended with two of the officers entering into employment agreements.

During the six months ended June 30, 2005:

-
in January 2005, AMEC Americas Limited completed a Preliminary Economic Assessment on the main zone of mineralization which reported robust economics and which provided the Company with direction for future exploration. The Company is proceeding with additional engineering studies incorporating the three main zones of mineralization of the property;

-
continued the second phase drill program, adding a second diamond drill in the 2005 second quarter, in total completing 43 diamond drill holes since the program began in December 2004 for a total 7,677 metres including 25 holes in the 2005 second quarter for a total 5,202 metres;

-
based on positive results from the ongoing exploration program on the Gualcamayo property and from the Gualcamayo-Salamanca regional program, in late April both programs were accelerated resulting in an increase in budget and personnel;

-
awarded an Environmental Impact Statement contract intended to define and coordinate all necessary environmental work in order that required environmental, construction and mining permits can be obtained as needed;

-	continued metallurgical test-work which indicates that the bulk of the ore is readily amenable to cyanide leaching;
-	began construction of a second camp including kitchen which at June 30, 2005 is approximately 90% complete and which combined camps will accommodate 75-80 persons;
-	on May 2, 2005, graduated to the Toronto Stock Exchange from the TSX-Venture Exchange; and
-	was advised by the joint venturer of the Company’s Las Flechas property that it has achieved pre-agreed first year spending and wished to continue for the second year of the earn-in agreement.

In the subsequent period in July 2005, in summary and among other activities, the Company:

-	completed a gross $18.7 million Bought Deal Financing;
-	mobilized a reverse circulation rig to increase drill production.

RESULTS OF OPERATIONS

For the three months ended June 30, 2005 (the “2005 second quarter”) as compared to the three months ended June 30, 2004 (the “2004 second quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by members for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the 2005 second quarter, the Company had a loss of $557,240 as compared to a loss of $466,183 for the 2004 second quarter. A significant component of operating expenses in the 2004 second quarter was $162,290 of stock-based compensation recorded at fair value at the time the options were granted.

The Loss Before The Following in the 2005 second quarter, excluding non-cash charges, is $620,834 as compared to $341,880 in the 2004 second quarter. The relative increase, in addition to overall increased activity, is primarily due to the $152,200 fee to list on the TSX and the increase in investor relations expenses, primarily analysts’ visits to the property and travel associated with marketing. In the 2005 second quarter, Company representatives attended three industry conferences in North America.

Capitalized Exploration Expenditures:

In the 2005 second quarter, $1,826,823 was spent substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities including $168,999 toward construction of a new second camp and kitchen on site as compared to $ 1,470,588 spent on the Gualcamayo property in the 2004 second quarter primarily on the first phase drilling program. Included in cumulative deferred exploration expenditures at June 30, 2005 is $751,249 of Argentine value added tax. The Company is making application to recover this amount; however, the recovery, if any, is uncertain.

Cash Flows:

Cash used in operating activities in the 2005 second quarter is $544,564 as compared to cash used in the 2004 second quarter of $304,527. The relative increase is in line with the increase in the above-described spending.

Cash used in investing activities in the 2005 second quarter of $1,678,870 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the continuing second phase drill program and related activities. In the 2004 second quarter, cash of $1,069,073 was used for capitalized expenditures substantially all on the Gualcamayo property and $57,014 was received as proceeds on sale of short-term investments.

Cash from financing activities in the 2005 second quarter is primarily $439,439 on partial exercise of stock options and warrants as compared to $136,600 in the 2004 second quarter on the partial exercise of stock options and warrants.

In summary, for the 2005 second quarter, total cash and cash equivalents decreased by $1,816,426 to $11,407,982 as compared to a decrease in total cash and cash equivalents for the 2004 second quarter of $1,179,986 to $5,536,894.

For the six months ended June 30, 2005 as compared to the six months ended June 30, 2004:

Loss For The Period:

For the six months ended June 30, 2005, the Company had a loss of $1,860,948 as compared to a loss of $1,045,548 for the six months ended June 30, 2004. A significant component of operating expenses in the 2005 and 2004 second quarters is $1,092,697 and $560,035, respectively, of stock-based compensation recorded at fair value at the time the options were granted.

The Loss Before The Following in the six months ended June 30, 2005, excluding non-cash charges, is $912,525 as compared to $566,757 in the six months ended June 30, 2004. The relative increase, in addition to overall increased activity, is primarily due to the $152,200 fee to list on the TSX and the increase in investor relations expenses, primarily analysts’ visits to the property and travel. In the six months ended June 30, 2005, Company representatives attended five industry conferences in North America.

Capitalized Exploration Expenditures:

In the six months ended June 30, 2005, $3,150,655 was spent substantially all on the Gualcamayo property primarily continuing the second phase drill program and related activities including $168,999 toward construction in progress of a new second camp and kitchen on site as compared to $ 1,877,030 spent on the Gualcamayo property in the six months ended June 30, 2004 including $42,962 for the purchase of adjacent land and $1,834,068 for exploration, primarily related to the first phase drill program . Included in cumulative deferred exploration expenditures at June 30, 2005 is $751,249 of Argentine value added tax. The Company is making application to recover this amount; however, the recovery, if any, is uncertain.

Cash Flows:

Cash used in operating activities in the six months ended June 30, 2005 is $894,055 as compared to cash used in the six months ended June 30, 2004 of $658,736. The relative increase is in line with the increase in the above-described spending.

Cash used in investing activities in the six months ended June 30, 2005 of $2,822,455 is substantially all for capitalized exploration expenditures on the Gualcamayo property primarily relating to the continuing second phase drill program and related activities. In the six months ended June 30, 2004, cash of $1,394,654 was used for capitalized expenditures substantially all on the Gualcamayo property and $57,014 was received as proceeds on sale of short-term investments.

Cash from financing activities in the six months ended June 30, 2005 is primarily $657,939 on partial exercise of stock options and warrants as compared to $2,816,240 in the six months ended June 30, 2004 from the partial exercise of stock options and warrants.

In summary, for the six months ended June 30, 2005, total cash and cash equivalents decreased by $3,091,002 to $11,407,982 as compared to an increase in total cash and cash equivalents for the six months ended June 30, 2004 of $819,864 to $5,536,894.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for the most recent eight quarters.

	Quarter Ended
	Jun 30,		Mar 31,		Dec 31,		Sep 30,		Jun 30,		Mar 31,		Dec 31,		Sep 30,
	2005		2005		2004		2004		2004		2004		2003		2003
	$		$		$		$		$		$		$		$
Capitalized
property
acquisition and
exploration costs	1,826,823	(1)	1,323,832	(1)	797,405	(1)	877,031	(1)	1,470,588	(1)	406,442	(2)	229,013	(1)	124,411	(1)
Revenue(3)	-		-		-		-		-		-		-		-
Loss from
operations	557,240		1.303.708	(10)	658,536	(9)	673,637	(8)	466,183	(7)	579,365	(6)	1,115,063	(5)	321,532	(4)
Basic and
diluted loss per
share	(0.02)		(0.04)		(0.02)		(0.02)		(0.02)		(0.02)		(0.06)		(0.02)

(1)	consists entirely of capitalized property exploration costs
(2)	comprising capitalized $42,962 land purchase cost and $363,480 property exploration costs
(3)	the Company is in the exploration stage and has no revenues
(4)	includes $250,306 stock-based compensation
(5)	includes $866,774 stock based compensation
(6)	includes $397,115 stock-based compensation
(7)	includes $162,920 stock-based compensation
(8)	includes $392,900 stock based compensation
(9)	includes $230,150 stock-based compensation
(10)	includes $1,092,697 stock-based compensation

The Company’s interim consolidated financial statements have been prepared in accordance with established standards in Canada for interim financial statements and all amounts are expressed in Canadian dollars unless otherwise indicated.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2005 as compared to as at December 31, 2004:

As at June 30, 2005, the Company has cash and cash equivalents of $11,407,982 as compared to cash and cash equivalents of $14,498,984 as at December 31, 2004, a decrease of $3,091,002. Following completion of the 5,750,000 common shares Bought Deal Financing on July 5, 2005, Viceroy has in excess of $28.6 million in cash and cash equivalents, substantially all of which is available as working capital, to advance the Gualcamayo project.

As of the July 31, 2005 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX exceeded the exercise prices of the Company’s outstanding warrants and stock options granted. If all outstanding warrants and options were exercised, a total 6,066,788 common shares would be issued for cash proceeds of $13,475,767.

The Company considers its existing funds to be sufficient in order to carry out planned activities on the property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for at least the next twelve months. Development of the project beyond feasibility will require additional equity and possible debt financing both of which involve significant risks. The Company continues to target the 2005 fourth quarter to begin a Feasibility study and 2006 for a possible production decision.

The functional currency of the Company is the Canadian dollar and to date new funding has been raised in Canadian dollars. Included in cash and cash equivalents at June 30, 2005 is $483,325 and $144,634 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increases in spending on the Gualcamayo property materialize, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2004 are substantially unchanged as at June 30, 2005.

DISCLOSURE OF SHARE DATA AS AT JULY 31, 2005

i.
shares authorized:
an unlimited number of common shares without par value
an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

ii.	shares issued and outstanding:

41,723,009 common shares with a recorded value of $44,098,851 (i)

(i) subject to adjustment for final expenses of issue regarding July 5, 2005 financing

iii.	warrants and stock options outstanding:

	Number		Exercise Price	Date of Expiry
			$
Stock Options	50,000		1.35	December 17, 2005
	100,000		0.50	September 12, 2008
	750,000		1.25	December 3, 2008
	145,000		1.35	January 12, 2009
	200,000		1.25	February 1, 2009
	23,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	30,000		0.93	June 10, 2009
	450,000		1.57	September 13, 2009
	200,000		2.25	October 21, 2009
	827,000	(1)	2.46	January 31, 2010
	30,000	(2)	2.52	February 25, 2010
	2,955,000

Warrants	3,049,174		2.75	December 6, 2006

	6,004,174

(1)	one option for 60,000 shares is subject to vesting at 5,000 shares per month from January 31, 2005; one option for 50,000 shares is subject to vesting at 4,167 shares per month rom January 31, 2005
(2)	subject to vesting at 5,000 shares per month

OTHER INFORMATION

(a)	critical accounting estimates:

Exploration property costs – The Company records its interest in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred. Management regularly reviews the net carrying value of each mineral property. Where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock-based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

(b)	related party transactions:

During the six months ended June 30, 2005, a total $252,959 in cash compensation pursuant to consulting service arrangements was paid or was payable to the Company’s four officers, two of which are also directors of the Company. This amount excludes compensation paid or payable for the month of June 2005 in the case of two of the officers for amounts as salaries pursuant to employment agreements made effective June 1, 2005.

During the six months ended June 30, 2005, stock options were granted to the above- referred four officers for a total 300,000 common shares having a recorded fair value of $382,533 and to the other five directors of the Company for a total 250,000 common shares having a recorded fair value of $318,778.

(c)	changes in accounting policies, including initial adoption:

Changes in accounting policies, including initial adoption in the six months ended June 30, 2005 are described in note 2 to the interim consolidated financial statements for the three and six months ended June 30, 2005.

(d)	operating lease obligations:

	Payments Due by Period
		Less than	1– 3
	Total	1 Year	Years
	$	$	$
Vancouver office	152,775	73,332	79,443
Argentina office	24,000	9,600	14,400
Total	176,775	82,932	93,843

(e)	SEDAR

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(f)	Annual Information Form:

The Company’s 2004 Initial Annual Information Form is available for viewing on SEDAR at www.sedar.com.

CORPORATE DATA

DIRECTORS	SHARES LISTED	LEGAL COUNSEL
David Black	VYE – TSX	DuMoulin Black
Richard Colterjohn	VCRYF – OTC	595 Howe Street
Eric Cunningham		Vancouver, BC
Patrick Downey	CAPITALIZATION
Michael Halvorson	Issued: 41,723,009	REGISTRAR AND
Robert Matthews	Common Shares	TRANSFER AGENT
Ronald Netolitzky	(at July 31, 2005)	Computershare Trust
Company of Canada
OFFICERS		Toronto, Ontario
Ronald Netolitzky	HEAD OFFICE	Vancouver, B.C.
Chairman of the Board	520 – 700 West Pender Street
	Vancouver, B.C. V6C 1G8	AUDITOR
Patrick Downey	Tel: 604-669-4777	PricewaterhouseCoopers LLP
President and CEO	Fax: 604-696-0212	250 Howe Street
	www.viceroyexploration.com	Vancouver, B.C.
John Fairchild, C.A.
Chief Financial Officer	SAN JUAN OFFICE
San Luis 235 Oeste
Michele Jones	(5400) San Juan, Argentina
Corporate Secretary	Tel: (011) 54-264-421-1573
Fax:(011) 54-264-427-4136

Cautionary Notes

These materials present a review of the Gualcamayo project in Argentina. Readers are cautioned that the Project is at an early stage and that all estimates and projections contained herein are based on limited and incomplete data. More work is required before the mineralization and the Project’s economic aspects can be confidently modeled. Therefore, while the work results, estimates and projections herein may be considered to be generally indicative of the nature and quality of the Gualcamayo project, they are not definitive. No representation or prediction is intended as to the results of future work or that the Project will otherwise prove to be economic.

These materials include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Other than statements of historical fact, all statements in this material, including , without limitation, statements regarding potential mineralization and resources, estimated or potential future production, potential ranking gold producers, and future plans and objectives of the Company, are forward-looking statements that involve various known or unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of the materials. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, the actual results of current exploration activities, conclusions of any scoping, pre-feasibility, feasibility studies, changes in project parameters and future metal price, as well as the factors discussed under in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian securities regulators and other regulatory authorities. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.